Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: July 30, 2013

Event ID:     4979133

Culture:     en-US

Event Name: Q2 2013 Office Depot Inc. Earnings Conference Call

Event Date: 2013-07-30T13:00:00 UTC

P: Operator;;

C: Richard Leland;Office Depot, Inc.;VP of IR & Treasurer

C: Neil Austrian;Office Depot, Inc.;Chairman & CEO

C: Juan Guerrero;Office Depot, Inc.;SVP North American Retail

C: Steve Schmidt;Office Depot, Inc.;President International

C: Mike Newman;Office Depot, Inc.;CFO

P: Matthew Fassler;Goldman Sachs;Analyst

P: Colin McGranahan;Sanford C. Bernstein & Company, Inc.;Analyst

C: Steve Calkins;Office Depot, Inc.;SVP Contract

P: Brad Thomas;KeyBanc Capital Markets;Analyst

P: Michael Lasser;UBS;Analyst

P: Michael Baker;Deutsche Bank;Analyst

P: Daniel Binder;Jefferies & Company;Analyst

C: Mike Kirschner;Office Depot, Inc.;SVP Direct

P: Mark Backsaun;JPMorgan Chase & Co.;Analyst

P: Joe Feldman;Telsey Advisory Group;Analyst

C: Bob Moore;Office Depot, Inc.;Chief Marketing & Merchandising Officer

P: Anthony Chukumba;BB&T Capital Markets;Analyst

C: Rich Leland;Office Depot, Inc.;VP IR & Treasurer

+++ presentation

Operator: Good morning, and welcome to the second-quarter 2013 earnings conference call. All lines will be on a listen-only mode for today’s presentation. After which, instructions will be given in order to ask a question. At the request of Office Depot, today’s conference is been recorded.

I would like to introduce Mr. Richard Leland, Vice President Investor Relations and Treasurer, who will make a few comments. Mr. Leland, you may now begin.

Richard Leland: Thank you, and good morning. Joining me today are Neil Austrian, Chairman and Chief Executive Officer; Mike Newman, Chief Financial Officer; and Steve Schmidt, President of International. We also have our North American business leaders — Juan Guerrero, Senior Vice President for Retail; Steve Calkins, Senior Vice President for Contract; and Mike Kirschner, Senior Vice President for Direct.

Before we begin, I’d like to remind you that our discussion this morning includes forward-looking statements, which are subject to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company’s current expectations concerning future events, and are subject to a number of factors and uncertainties that can cause actual results to differ materially. A detailed discussion of these factors and uncertainties is contained in the Company’s filings with the SEC. The SEC filings, as well as a reconciliation of the non-GAAP financial measures discussed on the call to the most directly comparable GAAP financial measures, along with the webcast slides for today’s call, are all available on our website at investor.OfficeDepot.com.

Before we discuss the results, I want to remind you of the financial reporting changes we made last quarter, namely modifying divisional operating income by allocating additional general, administrative and other expenses, as well as the reclassification of shipping and handling expense out of operating and selling expenses, and into cost of goods sold. Full descriptions of these reporting changes, along with recast historical financial results, were included in the press release and in the 8-K filed with our first-quarter results on April 30, 2013.

I’ll now turn the call over to Neil Austrian.

Neil Austrian: Thank you, Rich, and good morning, everyone. Before I review the second-quarter financial results, I wanted to mention two important milestones in the Company’s history that occurred earlier this month. First, on July 9 we closed on the sale of our 50% Mexican joint venture to Grupo Gigante. They have been wonderful partners dating back to when Office Depot de Mexico was first founded in 1994, and I’m confident they will continue to be excellent stewards of the brand going forward in Latin America.

I’m also very pleased with the valuation we received on the Mexican JV sale. Management and the Board initiated a thoughtful strategy starting in late 2011 to begin illuminating the value of this business to our shareholders. It started by providing additional disclosure on the performance of the JV during our quarterly conference calls. It developed into what could have been an interesting but somewhat longer-term potential public offering for the business, and it culminated in Grupo Gigante purchasing the business for approximately $680 million. The roughly $550 million of after-tax proceeds will significantly enhance our liquidity and financial flexibility as we continue to progress toward the proposed merger with OfficeMax.

The second important milestone occurred on July 10, when the shareholders from both Office Depot and OfficeMax gave their overwhelming support to approve the proposed merger. At concurrent special meetings, over 98% of the shares voted from each Company were voted for the merger. This is a strong endorsement of the strategic rationale behind this merger — to create a stronger and more efficient world-class provider of office products, services and solutions, with significantly improved financial strength and the ability to better compete in today’s rapidly changing industry, and deliver long-term shareholder value. As you remember, we began to explore the possibility of this transaction well over a year ago, and I am very pleased to have passed this milestone. The final step in the merger process will be FTC approval, and we remain optimistic that the transaction will close by the end of this year.

Lastly, we filed a joint press release yesterday with OfficeMax, which provided an update on the merger integration process, including some additional synergy details. Mike Newman, who is leading the integration effort for Office Depot, will provide his perspective on the process later in the call.

Turning to the financial results, Office Depot reported second-quarter 2013 sales of $2.4 billion, down 4% compared to the prior year in both dollars and in constant currency. The shift in the timing of the Easter holiday had a small positive impact on sales compared to the prior year, but it was offset by country exits in the International division that occurred in late 2012 and in the first quarter of 2013.

The Company reported a net loss after preferred stock dividends of $64 million or $0.23 a share in the second quarter compared to the same net loss after preferred stock dividends of $64 million or $0.23 a share in the second quarter of 2012. Second-quarter 2013 results included approximately $30 million of pretax charges comprised primarily of merger- and certain shareholder-related expenses, restructuring activities and approximately $4 million of non-cash store impairment charges in the North American Retail division. Excluding these charges, the net loss after preferred stock dividends was $28 million or $0.10 a share.

The prior-year results included approximately $33 million of pretax charges, which included $24 million in store asset impairment charges and $9 million in restructuring costs. Additionally, there was a $16-million income tax credit in the quarter. Excluding these items, the second-quarter 2012 net loss after preferred stock dividends was $40 million or $0.14 a share.

EBIT, adjusted for charges, was a loss of $8 million in the second quarter of 2013 compared to an EBIT loss of $22 million in the prior-year period. The $14 million year-over-year improvement in adjusted EBIT was attributable to significant cost control resulting from our strategic initiatives and maintaining margins in a difficult sales environment. We remain focused on executing against these multi-year initiatives, which are continuing to demonstrate tangible results, while we also make smart long-term investments to significantly increase the level of engagement with our customers.

Next, Juan will review the second-quarter performance for our North American retail division.

Juan Guerrero: Thank you, Neil, and good morning. The North America retail division reported second-quarter 2013 sales of $939 million, a decrease of 5% compared to the prior year. Same-store sales in the 1,077 stores that had been opened for more than one year decreased 4%. We continue to experience weakness in our technology and peripherals category during the quarter, particularly in mid-priced laptops where we have historically held a large portion of our laptop assortment.

Additionally, the market transition out of laptops into tablets continued in the second quarter. We are refocusing our product mix throughout technology to stay ahead of the changing trends in this category. This is part of an ongoing transition within the stores to refresh and expand our product lines in order to provide customers with a more unique and relevant selection of products and solutions. As part of this process, we are partnering closely with our key vendors to make sure we have the newest selection of products available. We are also adding several new vendors, especially in the technology and peripherals area, with products focused on the increasing trends of a more mobile office, and staying connected. Our goal is to streamline and accelerate our new product introduction process, so that each year we are rolling out hundreds of innovative new products to our customers.

In other product categories, furniture sales were down, as we were less promotional compared to the prior year. Supply sales decreased marginally from the prior-year period. However, we were pleased with continued sales growth in the second quarter in Copy and Print Depot, and in breakroom supplies, which are two key service and solution areas that are performing well and are continuing to resonate with our customers.

North America Retail’s average order value was down approximately 3% in the second quarter, and customer transaction counts declined about 1% compared to the same period last year. The North America retail store count at the end of the second quarter of 2013 was 1,109 stores. During the quarter, we closed five stores, opened three new stores, and relocated one.

The adjusted operating loss in the North America Retail was $20 million in the second quarter of 2013, excluding approximately $8 million of charges related to non-cash store asset impairments and severance. These results compare to an adjusted operating loss of $26 million in the same period last year. The improvement from the prior year reflects initiative-driven cost reductions including advertising, payroll, and general and administrative expenses, partially offset by the negative flow-through impact of lower sales. There was also a significant improvement — excuse me, a slight improvement in gross margin compared to last year.

Our back-to-school season kicks off in the third quarter, and this year we are very excited about our product assortment, our new programs and partnerships, and a powerful new media campaign. We are investing in programs with a high expected return that will significantly engage and excite our customers. First, our new Office Depot Rewards loyalty program, which launched on July 1, is unique in the industry, and offers our customers flexibility and choice. We offer three membership types with personalized offers designed for each — local businesses, loyal customers and start teachers. The program also offers many ways to earn reward points through shopping, connecting and recycling.

In June, we announced an exciting partnership with the hottest musical group on the planet, One Direction. Through our Live Nice anti-bullying campaign that includes exclusive One Direction merchandise, in-store interactive displays and augmented reality technology within our mobile app that brings products to life, we are creating excitement about the Office Depot brand that will drive purchases of the entire back-to-school basket. After announcing the One Direction partnership, our social media traffic on Twitter increased significantly, and we experienced exponential growth in the number of followers of our Office Depot Facebook page.

Additionally, our back-to-school season will include new and exciting products that students want, including a number of Office Depot exclusives. Our media campaign is designed to build on this using a Where Did You Get That theme. We believe all of our marketing vehicles will succeed in their goal of engaging students, parents and teachers throughout the back-to-school season.

Looking forward to the third quarter of 2013 for the North America Retail division, we anticipate our same-store sales rate to decline low-single digits. Third-quarter adjusted operating income is expected to be flat to slightly up compared to the prior year, as we continue to manage expenses to offset the impact of the expected sales decline.

Next, Neil will review our North America Business Solution division’s second-quarter results.

Neil Austrian: Thank you, Juan. I will cover the BSD results, and Steve Calkins and Mike Kirschner will join us in the Q&A portion of the call to answer any questions. The North American Business Solutions division reported second-quarter 2013 sales of $781 million, a 2% decrease compared to the same period last year. In the contract channel, second-quarter 2013 sales declined low-single digits from last year. Sales grew within the small- and medium-size business customer group, although we did experience sales softness with our enterprise customers. We anticipate continued pressure with respect to this group, as some larger customers may be taking a wait-and-see approach with respect to the merger.

During the second quarter, we enjoyed positive sales in our public sector business, excluding the federal business, which was negatively impacted by continued budgetary pressures. In particular, we experienced positive sales with our K-12 customers, and with state and local businesses.

Also in the second quarter we made the decision to restructure our technology sales organization, which included the consolidation of resources into our inside sales organization in Austin, Texas. While this decision negatively impacted revenue during the quarter, there was no impact to operating income as sales declines were offset by improved operating efficiencies and margin rate improvement. Outside of the federal and technology impacts, contract sales were slightly positive for the second quarter.

With respect to product categories within contract, we had positive sales growth across many of our solution categories. There were sales increases in Copy and Print Depot, cleaning and breakroom supplies. Conversely, we experienced sales declines in paper, and in ink and toner.

In the direct channel, second-quarter 2013 sales were down slightly versus last year. Growth in online sales was offset by continued pressure of lower purchases from customers who shop using catalogs, and order through our inbound call centers. Sales were also soft in the supplies category. However, direct had year-over-year sales increases in technology, and ink and toner.

We continue to improve our eCommerce platform and the omni-channel experience for our customers, seeing meaningful improvement in customer satisfaction and increased mobile sales. As we focus on improving how our customers interact with us, we continue to enhance our search content and checkout functionality. Multi-channel and mobile shoppers can more easily navigate and organize for their back-to-school needs, engage with our new Office Depot rewards program, and use social log-ins. Continuing to make the shopping experience easier for our customers has positively impacted our online growth.

In total, North American BSD reported second-quarter 2013 adjusted operating income of $31 million versus $20 million in the prior year. The $11-million improvement reflects a slight gross margin increase driven by product margins and cost management in supply chain, as well as lower advertising expense and cost management within payroll and other expenses. The outlook for BSD in the third quarter of 2013 includes sales slightly down versus last year, and adjusted operating income to be up versus the prior year.

I’ll now turn the call over to Steve Schmidt, who will talk about the International division.

Steve Schmidt: Thanks, Neil. The International division reported second-quarter 2013 sales of approximately $698 million, a decrease of 3% compared to the prior-year period in dollars and in constant currency. As Neil mentioned earlier, we experienced a small positive sales impact from the Easter holiday timing compared to the prior year, but it was offset by country exits in late 2012 and in the first quarter of 2013, as we continue to strategically evaluate our International portfolio. As I speak to year-over-year International division sales comparisons by channel this morning, please note that I will do so in constant currency.

The European economy continues to struggle, as the recession persists in the second quarter of 2013. We continue to take a number of initiative-based actions to counter the difficult economic environment in Europe. Our fixed direct initiative, for example, is getting additional traction driven by the web. We have seen five consecutive quarters of improving sales trends in the European direct channel, and we’ll continue to focus on this business. We are making significant improvements to our websites, including landing page and checkout enhancements, as well as search engine efficiencies. We are also being more targeted with our catalog and direct mail distribution as customers move to the web.

Margin was down in the second quarter largely because we decided to be more strategic in key categories, including taking competitive pricing actions on ink and toner, particularly in the UK region. These actions drove sales in the quarter, and have had a positive impact on our customer base. Total European contract sales decreased mid-single digits in the second quarter of 2013 versus the prior year, as growth primarily in Switzerland and Austria was more than offset by sales weakness in other countries. In Asia, contract sales were flat to the prior year.

Sales trends improved in the European retail channel in the second quarter of 2013, with growth in France, and an improved negative trend in Sweden. In Asia, retail sales in South Korea increased mid-single digits compared with one year ago. During the second quarter, we began the process of closing operations in our small joint venture in India, as we continue to evaluate our International portfolio.

The International division reported an adjusted operating loss of $5 million in the second quarter of 2013, excluding approximately $6 million of charges from our initiative-driven restructuring actions and the exit from our joint venture in India. These results compare to an adjusted operating loss of $2 million in the same period last year. The year-over-year decrease was primarily due to lower sales volume and the gross margin pressure I mentioned, particularly offset by operating expense reductions related to our continuous process improvement initiatives. The movement in exchange rates had a minimal impact on the International division operating income in the second quarter of 2013 compared to the same period in 2012.

Neil previously noted that on July 9, 2013, the Company closed on the sale of its 50% investment in Office Depot de Mexico to Grupo Gigante. The sales provided significant value for our shareholders, and enhances our liquidity position going into the planned merger. With the exception of 10 days of activity in July, we will no longer report the Company’s portion of the joint venture’s net income in the miscellaneous income net line on the statement of operations. The Company’s portion of the joint venture net income was $7 million in first quarter of 2013, and an additional $7 million in the second quarter of 2013. The gain on the sale of the JV will be recognized in the third quarter of 2013 as a component of other income in the statement of operations. As far as operating results in the second quarter of 2013, Office Depot de Mexico reported sales of $275 million and a net income of $14 million.

In regard to the third-quarter 2013 outlook for the International division, we expect sales in constant currency to decline mid-single digits versus the prior year, due primarily to the weak European economic conditions. The Division also expects third-quarter 2013 adjusted operating income to be flat compared to last year, as the negative sales trends more than offset the cost reduction efforts.

I will now turn the call over to Mike Newman for the financial results and an update on the merger integration process. Mike?

Mike Newman: Thanks, Steve. Second-quarter 2013 total Company EBIT, excluding merger- and certain shareholder-related expenses, restructuring activities and store asset impairment charges, was negative $8 million, or $14 million better than the prior year’s negative $22 million. The $30 million in pretax charges reported in second-quarter 2013 included $17 million in merger- and certain shareholder-related expenses, $4 million in North American Retail asset impairments, and approximately $9 million in charges related to European and North American business restructuring activities. With the $14-million EBIT improvement in the second quarter, year-to-date adjusted EBIT through June 2013 was $10 million lower than the same period the prior year.

The waterfall chart on slide 10 highlights the drivers of the $14-million year-over-year improvement in adjusted EBIT for the second quarter. The Company realized approximately $39 million in benefits from business initiatives in the quarter, which more than offset a $24-million decline from lower sales volume and other discrete items. Benefits accelerated from the first quarter, as planned, and we still expect to realize $120 million to $140 million in initiative benefits this year. We continue to execute on our margin and operating expense initiatives, while investing in new products and programs in each of our divisions to drive profitable sales.

Turning to slide 11, free cash flow was a use of $34 million for the second quarter of 2013 versus a use of $66 million in the same period last year. Capital spending was $34 million in the quarter. Based on our current outlook, excluding the impact of the Mexico JV sale, the Company expects free cash flow to be approximately zero in 2013, as our estimate last quarter of merger- and shareholder-related expenses has increased from $70 million to approximately $85 million for the year. The other components of our cash flow outlook remain largely the same.

Office Depot ended the quarter with $472 million of cash and cash equivalents, and $742 million available from the Asset-Based Lending Facility, or ABL, with total liquidity of $1.2 billion. No amounts were drawn under the ABL at the end of the quarter; and after the close of the quarter, we received approximately $550 million in after-tax cash proceeds related to the Mexico sale. You may have seen that today we initiated a par tender offer for our outstanding 9.75% bonds due in 2019. This was a requirement under the indenture that was triggered by the sale of Mexico. We do not expect any significant holders to participate, as the bonds have recently traded at a significant premium to par.

Total Company operating expenses adjusted for merger- and certain shareholder-related expenses, and store asset impairment charges and restructuring activities were down $38 million. This year-over-year improvement includes $12 million from general and administrative expenses. I’m very pleased with the progress we are making on reducing our G&A costs through initiatives and targeted reductions. Year to date through June 2013, G&A expense is down over $19 million from the same period last year.

Moving to taxes, the Company recorded a small tax benefit in the quarter. The second-quarter 2013 tax rate on a non-GAAP basis was 28%. On a cash tax basis, the Company paid about $2 million in the second quarter and, excluding the roughly $130 million in taxes related to the sale of our Mexico JV, we expect full-year cash taxes to be $10 million to $15 million. Separately, we expect to receive a $14-million tax refund in the third quarter related to prior periods.

During the second quarter of 2013, the Company recorded a dividend on the convertible preferred stock of $10 million, which was paid in cash on July 1, 2013, and on July 11, 2013 we regained 50% of the outstanding preferred stock for $216 million as required under the merger agreement. The quarterly dividend on the remaining preferred stock will drop to about $5 million going forward.

In regard to the third-quarter 2013 outlook, we expect total Company sales to be down approximately 3% to 4% versus the third quarter of 2012. This is based on low-single-digit sales decreases in North American Retail, and a slight decline in BSD, and mid-single-digit declines in International. We expect third-quarter 2013 adjusted EBIT to be up from the prior year, and for the full-year 2013, Office Depot anticipates adjusted EBIT of approximately $130 million. This is consistent with our prior guidance, as we have adjusted our $150-million target down by $19 million to reflect the lost miscellaneous income in the second half of the year resulting from the sale of Mexico.

As Neil mentioned earlier, I will now provide you with some additional thoughts on yesterday’s joint press release related to the status of the integration planning process. With the help of the Boston Consulting Group as our external partner, both Office Depot and OfficeMax have been very active in planning for the merger integration. In total, we have established 12 different integration planning teams that are tasked with developing the detailed integration strategies and day-one operating plans for the combined Company. A key organizational design principle is that each team has representation from both Companies to ensure complete visibility into the nuances of how each business operates, and to capture any interdependencies. If necessary, a clean room process is available so planning can continue while still protecting any competitively sensitive information before the merger is approved.

From a project management perspective, we have established an integration management office to guide the day-to-day integration design and planning, identify interdependencies and risk, and develop any mitigation plans if necessary. I’m happy to be working with Steve Parsons, who is now leading the integration planning process from the OfficeMax side. We have also established a steering committee to provide project governance, and direct the overall integration strategy. This committee is made up of senior executives from each Company, and meets face to face on a regular basis.

Between the two Companies, we have over 150 people actively engaged in the merger integration. They, in turn, are supported by a dedicated team from Boston Consulting. The level of engagement and collaboration is very high at all levels, with frequent communication and on-site meetings in either Boca Raton or Naperville. As someone who has direct oversight for this process, I can say with great confidence that this planning is going very well.

Leading up to the merger, both Companies did an independent analysis to estimate the potential synergies. The management teams then spent two days together in New York in order to learn more about each other’s respective business, and share their synergy estimates. The results were amazingly similar, and gave us a high degree of confidence in the $400 million to $600 million range that we laid out for potential synergies when the merger was first announced. Over the past several months, we have continued to refine these estimates, both internally as well as externally with Boston Consulting, and I would like to give you an update and some insight into the various synergy categories.

In total, the combined Company will have a cost base of nearly $18 billion. Because we see most of the synergies in North America, we have removed approximately $5 billion in International cost, as well as another $2 billion of cost that will be assessed post-closing. This leaves a combined North American cost base that we are currently addressing of approximately $11 billion. The largest potential synergy category we have identified is in purchase efficiencies related to over $8 billion in combined cost of goods sold. Total purchasing synergies could reasonably run between $130 million and $200 million, or roughly 1.5% to 2.5% of cost of goods sold.

The second potential synergy category is related to the approximately $1 billion in North American supply chain and field operation cost. As you know, we have had good success over the past several years in taking cost out of our supply chain on a standalone basis. We believe that network optimization, transportation and delivering efficiencies, along with optimizing field operations could generate roughly $70 million to $100 million in potential synergy savings.

The third potential synergy category is related to the approximately $500 million in combined North American advertising and marketing expense. We believe we can realize a substantial amount of savings in this area by reducing duplicate spend on weekly inserts, media, catalogs, as well as other advertising and marketing vehicles. In total, we believe that synergies in this area could range from $70 million to $100 million.

And lastly, the merged Company will have a combined selling, general and administrative spend of approximately $1.5 billion annually. And based on the work that has been done by the teams so far, as well as comparable benchmarks we have reviewed with Boston Consulting, we estimate that synergies in this area could be potentially $130 million to $200 million annually. Overall, the progress we have made in integration planning, the talent and dedication of the teams, along with the additional analysis we have performed on the combined Company’s cost structure over the past five months, give me a high degree of confidence that the total (inaudible) synergies will be within our $400 million to $600 million guidance.

In addition, we are putting the detailed plans in place in order to realize approximately one-third of the potential synergies in year one. We continue to expect approximately $350 million to $450 million in one-time costs, and approximately $200 million in capital investment to achieve these synergies. As you know, we have been successful at Office Depot in delivering cost savings of between $120 million to $180 million per year for the last several years. The OfficeMax team has been working hard at delivering cost savings in their business, and doing the same. We realize that the synergy benefits are an important part of the shareholder value that is being created from this merger, and believe that we have the talent and discipline to deliver.

I’ll now turn the call back over to Neil.

Neil Austrian: Thanks, Mike. As you can see, this has been an important year for the Company. We are very excited about our major initiatives taking place right now, all of which are a direct result of the multi-year strategic plan we have been speaking to you about for some time, and the momentum we have built executing on our plan to improve the Company’s core operating results.

We recognize there is still work to be done, and that several critical milestones are yet to come, most specifically as it relates to the successful completion of, and execution upon, our planned merger with OfficeMax. But as you have heard today, this management team and our Board are intensely engaged on all levels to make sure we achieve the best possible results, even amid a tough operating environment. The merger of equal structure has required joint decision-making and trust from both Companies. And our Board and management team have invested a considerable amount of time in establishing the necessary relationships and lines of communication with OfficeMax.

In the upcoming quarter, it is critical that our established team be able to continue on our momentum with respect to integration planning, including the ongoing CEO search, to position us to hit the ground running on day one. We plan to be out on the road over the coming weeks talking directly to our shareholders, and we look forward to sharing our perspective with you in greater detail.

We remain very positive about Office Depot’s positioning for the second half of this year, with back-to-school season upon us and new products rolling out. We feel very strongly that we are on the right path, and are eagerly pushing ahead to continue to improve results. Maintaining focus and execution are everyone’s primary goals right now, as we transform this Business and continue to improve our operating performance for the benefit of all shareholders. That concludes our prepared remarks.

Operator, we are now ready to take questions.

+++ q-and-a

Operator: (Operator instructions)

Matthew Fassler, Goldman Sachs

Matthew Fassler: Good morning. A couple of questions. First of all, your retail traffic down only 1% was I think the best showing you have had in a couple of years. Obviously compared to (inaudible), but other than that, anything that you did or that is happening in the environment to which you would attribute that moderation?

Juan Guerrero: Yes, Matthew, we have been seeing this trend over the past two quarters. So, this is a trend and we continue to be encouraged by the direction of that trend. Obviously, we are being offset by pressure from laptops, as well as ASP on tablets, but in terms of traffic trend we are very encouraged.

Matthew Fassler: Can you say whether it seems to be the consumer or the small business customer who is stopping the reduction of business?

Juan Guerrero: We don’t have enough data yet to be able to talk any more about traffic. But certainly overall we are seeing the trend. I think this is something that as we go into back to school we will be able to track a little bit better and talk about as we come out of Q3.

Matthew Fassler: Okay. Second question for Mike. As you were walking through the cost buckets associated with synergies you that there was a $2 billion line item that you were going to assess later on. Can you just say generally what that line item relates to?

Mike Newman: Yes, it relates to occupancy and store labor. Since we’ve started this process in this project with OfficeMax, we, for competitive reasons, we just said that we would assess it post announcement of the FTC approval.

Matthew Fassler: Got it. And then finally —.

Mike Newman: Any synergies recorded, obviously, exclude that.

Matthew Fassler: Understood. And then finally just on the tech side, you talked about the transition to tablets. Despite Apple having perhaps a bit less momentum, it seems like its competitors are not doing a whole lot better in the tablet arena. So, can you just talk about the program that you were able to put in place to compete in that arena without access to the iPad?

Juan Guerrero: Yes Matthew, it is Juan, here. We continue to adjust our assortment. We are actually adding new categories that we have not been in before to try to adjust for the pressure we are seeing in this technology category. We are very encouraged by the rollout of our new products and as we ramp up that engine, we should see the performance from that particular effort show up in our results.

Matthew Fassler: Okay, thank you so much.

Operator: Colin McGranahan, Sanford Bernstein

Colin McGranahan: Good morning. Two questions. First on BSD, the top line was a little light, specifically in contract and, Neil, I think you mentioned that some of the enterprise customers may be showing some wariness. Can you talk about your win/loss ratio and specific bids and what you are seeing from those customers and whether there is a competitive element to it as well?

Neil Austrian: Sure, let me have Steve Calkins answer that for you, Colin.

Steve Calkins: Hi, this is Steve. First of all, we are still winning larger customers in this space, but we are sensing some customer feedback that many of them want to understand more about the merger with respect to the implementation pains they might go through in terms of the switch from one supplier to another. But the competition is increasing, certainly on the street both from independents and from our primary competitors. So, that is nothing really new in our space.

Colin McGranahan: Okay. And is there any kind of an outreach you have to your customers as you try to — obviously, you are making progress and milestones in the merger, as you kind of bring them along with you, especially for contracts that you know are coming due in the next 6 to 18 months?

Steve Calkins: Yes, typically what we are telling customers is that this is intended to be a seamless transition to them. We want to make sure that we methodically transition customers post-merger. But we cannot make any promises with respect to customers on which platform they will be on post-merger. So, to the field it is business as usual, competition is the same, but we are telling our customers that the goal is to be as seamless as possible with respect to the transition.

Neil Austrian: What I would say, Colin, also is we have seen a continued budget crunch from the federal government which has clearly impacted the sector. The positives are we continue to see gains in the SMB sector we’ve been focused for the last two years and we are seeing the payoff come in terms of what we have done in terms of our inside sales organization in Austin. We have seen some real increases in K-12, which is one of the sectors that we have gone after very hard and it seems to be paying off.

Colin McGranahan: Clearly the initiatives you have been executing seem to be going well. I was just concerned that maybe we were starting to see a little bit of a building groundswell from some of the enterprise customers of wariness ahead of the merger? Second question for Mike. Just on the merger synergies, three quickies. One, there was nothing in there around store synergies. How have you looked at that and how can you comment on that at this point?

Mike Newman: Yes, that was really Matt’s question on what we excluded. We excluded — there is $2 billion of cost excluded for occupancy and store labor, if that’s been out of scope and that we are, because of competitive reasons, we are not going to reveal it until after the merger is announced. So, that’s the approach that was taken there.

Colin McGranahan: Okay. And then the purchasing numbers seem pretty good. The advertising synergy numbers seems maybe a little conservative. Any thoughts on the amount of work you have done against those two?

Mike Newman: We have done a lot of work on purchasing. We have done some work in a clean room environment that makes us very comfortable with that. I am not going to get into commenting on the relative conservatives or not of each bucket. The thing I will mention is that one of the things you’ll be hearing from us in the future is we have not talked about working capital synergies. We’re working on that now.

And you have got a new Company that is going to have well over $1 billion in inventory, almost $2 billion in payables. As we look at the two Companies, we look at processes, we look at supply chain, we think there is a considerable working capital opportunity here that falls outside of the board of $600 million of benefits that we have talked about. So, that scenario certainly to stay tuned on.

Colin McGranahan: Okay, that’s helpful. And then it sounds like you are excluding all of the COGS from International. I understand, obviously, some of the SKUs are different and the overlap is there, but wouldn’t there also be some volume purchasing benefit from global vendors?

Mike Newman: There could be some carryover impact in COGS and we also have running through all of these different buckets we have a indirect initiative, which is very significant in which both Companies have had great success within the last few years. So, we think there may some play and build COGS in indirect, as well as the direct import aspect. OfficeMax does a very good job on direct import. There’s some things we are going to learn there. We have not include those impacts to date because we are trying to keep this focused as North America initially, but your point is a good one, there could be some potential there.

Colin McGranahan: Great. Thank you very much. Good luck, guys.

Operator: Brad Thomas, KeyBanc Capital Markets.

Brad Thomas: First one is just ask on the retail segment, we have not heard too much this year about your smaller format source. Can you talk a little bit more about how those have been performing?

Neil Austrian: Yes, this is Neil. Basically once the merger was signed, we basically decided to significantly change our CapEx in terms of remodels, relocations until we really understood what the combined company footprint might look like after the merger. So, at this point in time that has been really slowed down and we are going to take a wait-and-see attitude until 2014.

Brad Thomas: Okay fair enough. And then with respect to thinking about the company and how much of these synergies you could flow through to the bottom line, recognize this is probably a question for the new CEO of the Company once that’s named, but Neil, as you and Mike look at this, could you give us a sense of how much you think you could actually flow through the bottom line versus what level of reinvestment you may need to put into the P&L?

Neil Austrian: This is Neil. I really think that is the new CEOs decision in terms of how they plan or he or she plans to transform the business. But I think that initially, there is not going to be a significant amount of reinvestment required. I think a large part of the synergies can flow to the bottom line and I think if there’s any help whatsoever in a very small increment from the economy, you should see most of this fall to the bottom line.

Brad Thomas: Good. And one more housekeeping item for Mike. You referenced working capital. One other item that I don’t think has been discussed is tax rates. I believe Office Depot has a sizable amount of NOLs. Do you have a sense of what the P&L and the cash tax rate may look like for the combined Company?

Neil Austrian: No, not yet, but we have already started working with Max to look at tax planning going forward and that’s down the road apiece.

Brad Thomas: Thanks so much.

Operator: Michael Lasser, UBS.

Michael Lasser: Can you update us on any dialogue that you have had with the FTC in the last three months or since they put in their second request and the nature of that dialogue?

Neil Austrian: What I would say is that it is going as planned and we fully expect to have an answer prior to year end.

Michael Lasser: Okay. My second question is on some of the disruption or pushback that you are getting from your enterprise customers on the merger, what have you factored into your second quarter, sorry, your third quarter outlook as far as how that is going to unfold over the next few months? Do expect that that’s going to get worse, get better, or stay about the same?

Steve Calkins: I don’t think we are going to parse our prior statements. I think what we indicated in the call earlier was that we expect a slight decline overall in BSD. Yes.

Michael Lasser: Okay. And I guess have you seen those customers go elsewhere, such that you are starting to see the leakage have a meaningful impact on the business and it could get worse?

Steve Calkins: Yes. So, we are seeing some feedback from some prospects that the merger is a consideration in their decision. We are still winning accounts every day. With respect to our current customers, we are growing share well through solution categories and other product offerings. Generally, the space has been a little soft in the second quarter, but I don’t think we want to parse our statement any further than what we have already indicated.

Michael Lasser: Okay, thank you very much. I appreciate it.

Operator: Michael Baker, Deutsche Bank.

Michael Baker: Thanks. My question is on the top line. And is there anything you see that helps you stem the tide of the sales declines as a combined company? In other words, any kind of sales synergies you can point to or is it really just waiting for the economy to get better? And then a second question, just a clarification on the EBIT guidance being up in the third quarter. Does that exclude — it obviously excludes Mexico in the third quarter of 2013 as a proper comparison EBIT versus 3Q 12 excluding Mexico? Thanks.

Neil Austrian: Let we first take the sales at the top line. We are not waiting for the economy. We have never waited for the economy in the last 3.5 years. Basically what Juan had talked about and what we have done is we have reorganized the merchandising department. We have a whole plan for new products that just started in Q2 which will go through the rest of this year and into next year. I think that, as I have long said and has Ravi, is that this merger basically will give the new combined Company a balance sheet and the means to transform itself and I think that clearly will happen.

So, I don’t see at this point that we are just waiting for anything. I think the marketing plan that we have got for the third quarter where we had One Direction, I think, at the end at the quarter we are going to see a significant degree of excitement in terms of coming into the Office Depot stores. We have already seen that in the first quarter. Each of the concerts that these kids are performing at there is a very long Office Depot commercial that ties it in. As it relates to the EBIT thing, Mike, why don’t you —.

Mike Newman: Yes, you are right. Our guidance is that EBIT will be up in Q3 excluding the impact of Mexico and the 3Q number for Mexico last year was about $10 million or $11 million.

Michael Baker: Okay, thanks. One more follow-up, a couple of people have asked questions around this, but just on the enterprise customers there’s been some sluggishness, et cetera. Have you actually lost any enterprise customers since you have announced the merger or have there been losses above and beyond what you would normally expect in the normal course of business?

Steve Calkins: I would say that our losses are pretty steady with what we have been seeing over the last several years. That has not been any significant losses post-merger.

Michael Baker: Okay, thank you.

Operator: Daniel Binder, Jefferies.

Daniel Binder: Could you just isolate what the Easter benefit was in the quarter. How that impacted the different divisions? And then, if you could also address the leakage it seems you are getting in direct as perhaps not all of the catalog customers are transitioning to online, how you think you can deal with that?

Juan Guerrero: For retail it was a very modest impact, around 20 basis points. So,not material to the overall performance.

Steve Calkins: I agree same thing within contract.

Steve Schmidt: In International, Steve, it was minimal, but it was offset by exiting several countries.

Neil Austrian: The second question was what our catalog sales?

Daniel Binder: You talked about how catalog is soft but online is growing, but net you have the direct channel, I think, was down. I am just curious if it would appear that the catalog customers may be dropping off in the way that they shop for that business and maybe it’s not all going to your online. I’m not sure where else it’s going, but any thoughts of how you deal with that?

Mike Kirschner: Yes this is Mike Kirschner. What we’re seeing is catalog customers shifting out of the call center channel into other channels. And what we are trying to do is take an omni channel approach and make sure we land those customers somewhere within Office Depot, whether it be a store or online and that is what we are going after.

Daniel Binder: Okay, great. Any thoughts on early back-to-school in terms of competitive pricing and what you are seeing out there versus the promotional posture last year?

Juan Guerrero: There is really no difference year-over-year. We are seeing a, I would say, very similar environment to last year. Very competitive, but no different than what we saw last year.

Daniel Binder: Great, thank you.

Operator: Mark Becks, JPMorgan

Mark Becks: First question just on gross margin. You previously suggested some margin drivers in the back half. Wondering if you are still feeling good about gross margins? I know you mentioned on the International side you had to step up efforts with ink and toner specifically. And then as a follow-up to that maybe give us an idea of where you are at on pricing versus Amazon and some other online players? Is there risk that you would have to be more promotional on the retailer contract side?

Steve Schmidt: Chris, this is Steve. Regarding the International comment,that was really driven by a strategic decision we made in the UK region as well as docks to basically be more competitive. We benchmarked our pricing across key categories, ink, toner, paper, which are obviously very large categories for us and made the strategic decision that we needed to be price competitive.

We are priced higher than the market. As we took those pricing down and we found very favorable impacts thus far. We’ve been able to reverse negative sales trends and we’re confident that at this point the decision is right. So, from a bottom-line standpoint the net impact has not affected our overall operating results.

Mark Becks: And then on the retail side in terms of contract here North America, do feel from a promotion standpoint you guys are right priced versus your competitors? Or is there potential that you could see some of the similar promotions take shape here?

Juan Guerrero: For retail we feel that we are tracking very closely are on the market. We’ve had a pricing initiative that we continue to push. And we are monitoring. Certainly we have noted that we have pulled off promotions in furniture. But as we move forward, we don’t see anything material that would change our strategy.

Steve Calkins: On the contract side we, obviously, we treat promotions a little bit different than our typical and retail, so, I’ll just make a general comment about gross margin improvement that we’ve seen is coming from improved SMB, so a lot of it is in their customer mix. Improved share of wallet and improved growth in our solution categories across different segments, including in the public sector and in our larger customers as well. We do incentivize at all levels, but obviously we try incentivized to improve our margins and balance the top line with the goal, obviously, to improve operating profit overall.

Mark Becks: Okay. And then just last question for me. On the contract have come up a lot, obviously, the uneasiness heading into the merger. Maybe proactively what you can do with your customers to make sure that they are comfortable with the transition process? And then also, historically, is there anything that you have seen from past mergers in the space as far as a churn rate and perhaps any sort of idea what you may think about that going forward?

Steve Calkins: Yes. First of all with respect to our current customers, I think this come up on the call last quarter as well, our goal is communicate to them and to execute against this promise that any transition is going to be seamless to them. We’ve gotten some questions from customers and we address those questions. And so far with respect to current customers we think there’s a general comfort level that the merger’s going to be positive overall with respect to them.

And with respect to growing the enterprise space again, we have experienced some feedback from prospects that there is some latency approach out there with respect to implementation. But to make it clear, we are winning accounts in that space and we are winning more accounts that we’re losing.

Neil Austrian: The other thing I would add is that at the steering committee level, Robbie and I have agreed that as you look down the road at day one and it is year one, we are not going to touch any customer facing activities for an extended period of time on the contract side so that we don’t run any risk in terms of defections.

Mark Becks: Got you. Thanks and best of luck.

Operator: Joe Feldman, Telsey Advisory Group.

Joe Feldman: First, maybe, Mike, you went through the free cash flow guidance I think you said would be zero for this year. At this point you had to adjust it down. Maybe it just went a little quick for me, could you just explain again why that would be the case, why it went down?

Mike Newman: Yes, it was the increase in merger-related costs. We took it up about $10 million to $15 million.

Joe Feldman: Okay, was as simple as that? Okay.

Mike Newman: Yes, that’s it. The other piece is and I think if you don’t have them they’re the same as we gave last time as far as the guidance on D&A and CapEx.

Joe Feldman: Got it, fine then. And then, could you guys give a little more color on the new loyalty program and maybe what kind of testing you guys did for it and what the initial read through has been so far? I know it just launched a few weeks ago, but what kind of gives you some confidence in the new direction of the program?

Bob Moore: Yes, this is Bob Moore. I am the Chief Marketing and Merchandising Officer. We did extensive research on the new loyalty program. We wanted to bring something new to the market that really gave customers a feeling of connection to our brand. So,kind of the key elements. One, we have an element that customers can actually identify themselves as start teachers, local businesses or loyal customers. And each of those will be treated differently. We have the same benefit that we had before in terms of paper, ink, toner and CPD where they get 10% back.

And moving to points, we have the ability for them to earn points in different ways. And for our customers who spend a significant amount of money each quarter with us, they actually can get into a higher level of our program that allows them to choose five categories in which they actually get additional savings. So, we think it is innovative for the market. We had done extensive testing in comparison to everything that’s out there and the initial reaction, as you mentioned it has only been three weeks, but it is pretty encouraging.

Joe Feldman: That’s great. Thanks for that. And then just one maybe bigger question and a little tougher to get at. But as you guys look at the different components of your business and as we have looked at it, what you provide to us it seems like there are some glimmers of hope that trends are getting better just from a macro perspective. You mentioned small and medium-size businesses were actually up.

And even it sounds like the school and public business was up, excluding the federal government. So, are there things out there that you are starting to see? Whether it is borrowing, business formation, just anything that from a macro that you guys are maybe not baking in today, but are at least thinking that, we are not as far away as we were a year or two ago?

Neil Austrian: Everything you just said that is what we are thinking.

Joe Feldman: Okay. Answered my own question, very good. Thank you, guys.

Operator: Anthony Chukumba, BB&T Capital Markets.

Anthony Chukumba: Thanks for taking my question. I guess the joint press release yesterday and then your discussion in terms of the merger integration has been very helpful. I guess what I was wondering is now that you have been working with Boston Consulting and you have sort of hashed out the $400 million to $600 million and where it is going to come from, would it be safe to say that you have more confidence now, more optimism that you can actually hit the $400 million to $600 million and maybe even go above that now that you have worked with BCG and have detailed where the figures are going to come from? Is that a fair statement?

Mike Newman: Yes, this is Mike. I think the fact that we have been working with Boston Consulting almost four months and had a chance to form integration teams with representation from both sides. And they have had a chance to dig into these numbers. And of course we know more and we have obviously reaffirmed the range and we’re going to stick with the range for now and not get out over our skis too much.

But we have done a lot of work. Frankly, we’ve done a lot of work before we got together on this with them. We’ve done a lot of work together leading up to the announcement in cents. So, I feel comfortable. And as I mentioned earlier, those areas like working capital and then, I don’t know if it was Colin or Matt mentioned potentially there could be some things in International. There might be some other things we can get at that we haven’t articulated yet. But, I personally feel comfortable.

The other thing that I really like about this is that we have got people on both sides. The areas that we are going after, particularly the areas in the first year synergies, cost of goods sold, indirect and some of the marketing pieces. We have got people on both sides who are very experienced in terms of delivering these types of synergies. So, this is not a case where you have got two businesses who have been focused on other things and then Boston Consulting comes along.

This is a case where you have got excellent people on both sides who can implement these synergies and Boston Consulting is doing a great job. So, I feel comfortable with the people. We have been very impressed with the OfficeMax people on the other side on each team and our counterparts. So, I really like how these teams are working together and how we are lining up to deliver these synergies.

Anthony Chukumba: Okay. And then just a quick follow-up question. You mentioned the experienced individuals on both sides who were working on this. You just had the CFO of OfficeMax leave. Does that set you back at all? Obviously, that is someone who would be intimately familiar with where the bodies are buried.

Mike Newman: Bruce leaving was a surprise. I think you should ask OfficeMax that question directly. I personally liked him a lot. I think he was excellent. But we have a lot of people working on these teams who are very experienced. We probably have on our side 30 or 40 people full-time, similar on the other side. We have got excellent people on each one of the integration teams. Bruce’s leadership and my leadership are important, but it’s really the leadership on the COGS team, the supply-chain team, IT team that make this happen. So, while it will hurt us, I think that it is something we can manage and I think Bruce Parsons or Steve Parsons will do an excellent job replacing him.

Anthony Chukumba: Okay, that’s helpful, thank you.

Rich Leland: Okay everyone, thanks for joining us for the call today and Mike and I will be available to answer your questions later today. Thanks.

Operator: That concludes today’s conference. Please disconnect at this time.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.

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This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction in connection with the proposed merger of Office Depot Inc. (“Office Depot”) with OfficeMax Incorporated (“OfficeMax”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 (Registration No. 333-187807) that includes a Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a prospectus of Office Depot. The registration statement, as amended, was declared effective by the SEC on June 7, 2013. Office Depot and OfficeMax mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.